SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT
TO SECTION 8(A) OF THE INVESTMENT COMPANY ACT OF 1940
     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:
Name: Highland Capital Multi-Strategy Fund
Address of Principal Business Office (No. & Street, City, State, Zip Code):
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
Telephone Number (including area code):
(877) 665-1287
Name and address of agent for service of process:
R. Joseph Dougherty
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
With copies of Notices and Communications to:
Richard T. Prins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

Check Appropriate Box:
     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☑	NO ☐

SIGNATURE
     Pursuant to the requirements of the Investment Company Act of 1940, the sole trustee of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Dallas and the state of Texas on May 29, 2007.

Highland Capital Multi-Strategy Fund (REGISTRANT)
By:	/s/ R. Joseph Dougherty
R. Joseph Dougherty
Sole Trustee